As filed with the Securities and Exchange Commission on June 9, 1999
                                                         Registration No.
                                                                         -------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           ASSET SERVICING CORPORATION
             (Exact name of registrant as specified in its charter)

           Nevada                         522200                75-2823489
------------------------------    ------------------------   ------------------
  (State or jurisdiction of         (Primary Industrial       I.R.S. Employer
incorporation or organization)    Classification Code No.)   Identification No.

        709 B West Rusk, Suite 580, Rockwall, Texas 75087 (214) 212-2307 (Address, including the ZIP code & telephone number, including area code of
                    Registrant's principal executive office)

                                Charles E. Smith
        709 B West Rusk, Suite 580, Rockwall, Texas 75087 (214) 212-2307 (Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:
                                French & Hamilton
                                Attorneys at Law
                         14651 Dallas Parkway, Suite 434
                               Dallas, Texas 75248
                                 (972) 404-1414

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
Title of Each                Amount           Proposed Maximum               Proposed               Amount of
Class of Securities          To be            Offering Price              Maximum Aggregate        Registration
to be Registered           Registered            Per Unit                  Offering Price              Fee
-------------------------------------------------------------------------------------------------------------------
Common Stock,
$0.001 par value
Minimum                       50,000               $1.00                      $   50,000               $278
Maximum                    1,000,000               $1.00                      $1,000,000               $278
-------------------------------------------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                         INITIAL PUBLIC OFFERING
                                                               PROSPECTUS

                           ASSET SERVICING CORPORATION

             Minimum of 50,000 shares for a total of $50,000, and a
              Maximum of 1,000,000 shares for a total of $1,000,000
                                 $1.00 per share


Asset Servicing Corporation
709 B West Rusk, Suite 580
Rockwall, Texas 75087

The Offering:

                                   Per Share      Minimum      Maximum
                                   --------     ----------    ----------
Public Price ..................    $   1.00     $   50,000    $1,000,000
Underwriting discounts ........        0.06          3,000        60,000
Proceeds to ASC ...............    $   0.94     $   47,000    $  940,000

We lease vehicles and equipment to businesses with a class B or class C credit rating to achieve a higher return on capital.

This is our initial public offering, and no public market currently exists for our shares. The offering price may not reflect the market price of our shares after the offering.

We intend to list the Company for trading on the NASDAQ Bulletin Board. There can be no assurance that we will be able to accomplish this.

                          ----------------------------

This Investment Involves a High Degree of Risk. You should Purchase Shares Only If You Can Afford A Complete Loss. See "Risk Factors" Beginning on Page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          -----------------------------

OFFERED BY THE OFFICERS AND DIRECTORS OF THE COMPANY, AND LICENSED BROKER DEALERS BELONGING TO THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. AT THIS TIME, THERE IS NO UNDERWRITING AGREEMENT WITH ANY LICENSED BROKER DEALER.

                      This Prospectus is dated June 9, 1999

                               PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information and financial statements and the notes to these statements appearing elsewhere in this prospectus.


OUR COMPANY

         We are a new company engaged in the leasing of equipment and vehicles to businesses with a class B or class C credit rating who would have a difficult time getting financing at a bank or other traditional sources. We will concentrate on equipment and vehicles that are and integral part of the business to secure our position and our revenue stream as much as possible. Our marketing will be done through word of mouth and referrals from banks and other financial institutions that have contact with businesses seeking financing.

         History shows that there is always a market for this type of financing because borrowers with marginal or bad credit still have to work for a living and many are trying to borrow to make their businesses grow. We will also concentrate on businesses that have been in operation for a couple of years so that we will be able to have a good sense of how that business will grow if they get additional equipment. Of course, this will help ensure the return on our money that we lend/lease out. In addition, history shows that if the economy is going strong or if the economy is in a downturn, the market for these type of loans is always strong.

         We are also developing a web site to market our financing over the internet.

THE OFFERING

                                                 Minimum          Maximum
                                                 -------          -------
Common stock offered                              50,000         1,000,000

Total shares outstanding after this offering     250,000         1,200,000

Use of proceeds:           We have significant discretion on how to use the
                           money you invest. A portion of the money will be used for expenses of this offering, part will be used to buy equipment to lease out, and part will be used for marketing and general working capital.

                              CORPORATE INFORMATION

         We were incorporated in Nevada on May 27, 1998. Our executive offices are located at 709 B West Rusk, Suite 580, Rockwall, Texas 75087, and our telephone number is 214-212- 2307. (When our web site is completed, the information on that web site is not included as part of this prospectus). The founder, Charles Smith is our sole director, officer and employee and holds 200,000 shares of common stock which we issued to him for $2,500, composed of $1,000 cash and $1,500 of his services.

                                 USE OF PROCEEDS

         The total expense payable by the Company for the costs of the offering are limited to 6% of the total proceeds. The costs of the offering of $50,000 which are in excess of the $3,000 maximum expense payable by the Company will be paid by the founder and his associates. The total cost of the minimum offering, exclusive of any sales commissions paid to participating broker dealers, is estimated to be $6,000, consisting primarily of legal and accounting expense. There are no agreements or arrangements in place as of the date of this Prospectus for participation of any broker dealers in this offering and it is not anticipated at this time that any of the common stock offered hereby will be sold by participating broker dealers.


         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the Minimum and Maximum subscription amounts:

                                                              $50,000                $1,000,000
                                                              Minimum                  Maximum
------------------------------------------------------------------------------------------------
         Purchase of equipment                              $    2,500               $   45,000
         Purchase of software                                      -0-                   60,000
         Legal, Accounting & Printing Expenses (1)(2)            6,000                   25,000
         Other Offering Expenses (3)                             4,100                    4,100
         Marketing Expenses & Due Diligence (4)                  4,000                   80,000
         Net Proceeds to Company                                33,400                  785,900
                                                            ----------               ----------
         TOTAL                                              $   50,000               $1,000,000


(1) This amount will be reimbursed to our Company after the offering.

(2) If we raise the minimum subscription amount, only $6,000 will be reimbursed our Company. If we raise the maximum subscription amount, we anticipate that a portion of the 6% reimbursement will represent profit to out Company.

(3) This amount includes SEC registration fee, Blue Sky fees and miscellaneous expenses.

(4) We anticipate paying this amount to registered broker-dealers who might help us raise money in this offering. $400 if the minimum subscription is sold (or $8,000 if maximum is sold) of such amount represents due diligence fees, and $400 if the minimum subscription is sold (or $8,000 if the maximum is sold) of such amount represents a non-accountable expense reimbursement.

                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Balance Sheet:             April 30, 1999             December 31, 1998
   -----------------------------------------             -----------------
   Working Capital                 $ 116                 $   177
   Total Assets                    $ 116                 $   177
   Total Liabilities               $ -0-                 $   -0-
   Stockholders' Equity            $ 116                 $   116


                                                         May 27,1998 (date of
                                                         inception)
   Statement of Operations:   April 30, 1999             December 31, 1998
   -----------------------------------------             -----------------
   Revenue                         $   -0-               $     -0-
   Operating Expense               $    61               $   2,323
   Operating Income (Loss)         $   (61)              $  (2,323)
   Other Expenses                  $   -0-               $     -0-
   Net Income (Loss)               $   (61)              $  (2,323)


                                  RISK FACTORS

         Investing in the common stock in this offering is highly speculative and presents you with a high degree of risk. If you purchase the common stock you should carefully consider the following risks before you decide to buy our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also adversely impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

         This prospectus also contains forward looking statements that involve risks and uncertainties. These statements refer to our future plans, goals, objectives, expectations and intentions. These statements may be identified by the use of words such as "plans", "expects", "intends", and "anticipates", as well as similar expressions. Our actual results may vary materially from those indicated in such forward looking statements. Factors that could contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus.

1. Start up business: We are a start up business and as such our business is subject to all of the risks associated with a start up enterprise which has no previous operations.

2. No history or operations: We have had no history of operating, we have no contracts or leases to start off with, and generally it is uncertain whether any can be made. There is no assurance that our plan of business is viable and/or we as managers will be successful in implementing our business plan.

3. Capital needs: The minimum offering of $50,000 may not provide sufficient capital to meet our initial goal of financing enough leases to the point of seasoning the loans to the point where we can sell them for a profit and generate new leases and cash flow to finance continued growth. There is no assurance that we will be able to attract sufficient funds to finance more leases to continue our growth, or if capital were available, it may not be advantageous to us and could require us to sell our common stock on a basis which would further dilute the common stock you purchase in this offering.

4. Lack of experience: We as managers have no previous experience in starting this particular kind of business and there can be no guarantee that we will be successful.

5. Competition: We have many competitors in this industry composed of many enterprises that have greater resources and operating history than we do. There is no assurance that we can overcome these factors.

6. Possible loss of entire investment: If you purchase common stock in this offering, you should be aware that, if we are not successful in our business enterprise, that your investment may be entirely lost.

7. "Best Efforts" offering: We are offering common stock for sale for 90 days from the date of the effective date of this prospectus in which to sell at least the minimum number of 50,000 shares for $50,000. If we sell at least the minimum by that time, we can extend the offering at our election for an additional 90 day term. If you subscribe in this offering and the offering is not consummated, your funds could be tied up for this time period (up to 180 days) with no interest being due or payable to you.

8. Part time management: The founder of our company will be its sole director, officer and employee during the course of this offering. During the start up of our operations, he will be engaged in other businesses and other business activities which could present conflicts of interest with our company. If our business is successful, he plans to devote as much time as necessary to develop our company's business.

                              PLAN OF DISTRIBUTION

         We are selling the common stock on a "best efforts" basis on behalf of the Company by the sole officer and director of our Company, who will receive no commission on such sales. We will also invite licensed soliciting broker-dealers that are members of the National Association of Securities Dealers, Inc. to participate, who may hereafter be engaged by us to sell the common stock since at this time we have no underwriting agreement with any licensed broker-dealer. We will pay an 8% commission to the registered broker dealers. In addition, the shares may be offered and sold by Our offering will continue for a maximum of 180 days from the effective date of this registration statement, unless we (i) terminate it sooner, or (ii) extend it in our sole discretion, with the consent of the subscribers at that time. Since we have no underwriting agreement with a licensed broker-dealer, the success of this offering is based on the Company at this time. We anticipate selling our common stock to investors in the United States, Canada and in some foreign countries. Our offering will terminate with the delivery of stock certificates by the transfer agent without legends or restrictions.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Transfer Company as soon as the Minimum subscription amount is raised.

                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of April 30, 1999. Our capitalization is presented on: (i) an actual basis; (ii) a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (50,000) we plan to sell in this offering; and (iii) a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (1,000,000) we plan to sell in this offering.

                                                         After             After
                                       Actual           Minimum           Maximum
                                   April 30, 1999       Offering          Offering
                                   --------------    --------------    --------------
Stockholders' equity
Common Stock, $0.001 par value;
50,000,000 shares authorized;                 200               250             1,200
Number of shares outstanding              200,000           250,000         1,200,000
Additional Paid In Capital                  2,300            48,250           921,300
Retained deficit                           (2,384)           (2,384)           (2,384)
Total Stockholders' Equity                    116            46,116           920,116

Total Capitalization                          116            46,116           920,116

Number of shares outstanding              200,000           250,000         1,200,000



                                    DILUTION

If you purchase the common stock, you will experience an immediate and substantial dilution in the pro forma net tangible book value of the common stock from the initial offering price. The pro forma net tangible book value (deficit) of the common stock as of April 30, 1999 was $116 or $0.0006 per share. Pro forma net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds therefrom (at an assumed initial public offering price of $1.00 per share, after deducting the underwriting discounts and commissions, and estimated offering expenses), our pro forma tangible book value as of April 30, 1999 would have been approximately $46,116 or $0.18 per share, if the minimum is sold, and $920,116 or $0.77 per share, if the maximum is sold. This represents an immediate increase in net tangible book value per common share to our current stockholders and an immediate and substantial dilution to new stockholders purchasing shares in this offering of (i) $46,000 or $0.72 per share if we sell the minimum number of shares (50,000) in this offering; and (ii) $920,000 or $0.18 per share if we sell the maximum number of shares (1,000,000) in this offering. The following table illustrates this per share dilution:

                                                                                Minimum          Maximum
Assumed initial public offering price                                            $1.00            $1.00

Pro forma net tangible book value as of April 30, 1999                           $0.00            $0.00
Pro forma net tangible book value after this offering                            $0.18            $0.72
Increase attributable to new stockholders:                                       $0.18            $0.72

Pro forma net tangible book value
    as of April 30, 1999 after this offering                                     $0.18            $0.72
Decrease to new stockholders                                                    ($0.72)          ($0.18)

         The following table summarizes on a pro forma basis as of April 30, 1999, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

                                                                         After                    After
                                                Actual                  Minimum                  Maximum
                                            April 30, 1999              Offering                 Offering
                                            --------------           --------------           --------------
Existing stockholders:
    Total consideration paid
    Consideration paid per share                0.0125

New stockholders:
    Total consideration paid
    Consideration paid per share                  1.00

Dilution to new stockholders                                               $0.72)                  (0.18)

                             SELECTED FINANCIAL DATA

         The following TABLE SETS FORTH SELECTED FINANCIAL DATA OF OUR BUSINESS FOR THE PERIODS INDICATED. The statements of operations data set forth below with respect to the four months ended April 30, 1999 and the period ended December 31, 1998, and the balance sheet data as of those dates, are derived from our audited financial statements and the notes thereto appearing elsewhere in this prospectus. The following data should be read in conjunction with our financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

  Balance Sheet:              April 30, 1999             December 31, 1998
  ------------------------------------------             -----------------
  Working Capital                  $ 116                 $   177
  Total Assets                     $ 116                 $   177
  Total Liabilities                $ -0-                 $   -0-
  Stockholders' Equity             $ 116                 $   116

                                                         May 27,1998 (date of
                                                         inception) to
  Statement of Operations:    April 30, 1999             December 31, 1998
  ------------------------------------------             -----------------
  Revenue                          $ -0-                 $     -0-
  Operating Expense                $  61                 $   2,323
  Operating Income (Loss)          $ (61)                $  (2,323)
  Other Expenses                   $ -0-                 $     -0-
  Net Income (Loss)                $ (61)                $  (2,323)


                           DESCRIPTION OF COMMON STOCK

         We have authorized capital in our Company consisting of 50,000,000 shares of Common Stock, $0.001 par value per share. As of April 30, 1999, there were 200,000 shares of Common Stock issued and outstanding.

         Every investor who purchases common stock is entitled to one vote at meetings of the shareholders of the Company and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of Common Stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.

                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

         We are a development stage service company which intends to commence marketing operations upon raising of the minimum amount in this offering. It is anticipated that such marketing should cause us to start buying equipment and leasing it out. Once we have a start to this leasing of equipment, we will show the type of lease we can make and the rate of return we can expect. As we raise the funds in this offering, we will make leases and establish a pattern that will show our ability to generate good leases with high rates of return.

         One of the keys to our success is to buy the equipment we lease at wholesale prices and lease it based upon the retail value. This enhances our rate of return.

         As an example of a lease we might make, a Company A may come to us and say we want to lease a shuttle bus, it doesn't have to be new, but has to have low miles and be in good condition. We would buy a used, but relatively new shuttle bus say for $20,000 and lease it to Company A for $650 per month with a 10% buyout at the end of the lease. This will give us an effective yield of over thirty percent (30%). The lease in this case is based upon us being able to buy the vehicle at a lower price because we have cash in hand.

 . After we have a portfolio of leases and after we have gone through the seasoning of the loans i.e. showing over a six to twelve month period that they pay timely, we should be able to go to a bank or other funding source and obtain a line of credit to make additional leases. Assuming we are able to do this, our profit will be the rate of return we get from leasing to businesses and the rate we pay on our line of credit, and we will be able to grow very quickly.

                                 YEAR 2000 ISSUE

         We plan to purchase computer hardware and software with the proceeds of this offering, and when evaluating software to purchase we will purchase software that is year 2000 compliant.

                            MANAGEMENT OF THE COMPANY

         The directors and officers of the Company, their ages and principal positions are as follows:

       Name                 Age              Position
-------------------------------------------------------------------------------
       Charles Smith        41               President; Secretary and Director

Background of Directors and Executive Officers:

Charles Smith. Mr. Smith formed the Company and at this time is its only officer and director. He graduated from Boston University, Boston, Massachusetts in 1979 and since that time has been a Certified Public Accountant involved in all phases of business including the audit of companies and tax matters. He is a consultant to various companies ranging from an art distribution company to a junior resource company which is developing a gold property in Sinaloa State, Mexico. He also has been an officer of Dynacap Group, Ltd., Dallas, Texas, a consulting and management firm, since 1992.

                       DIRECTOR AND EXECUTIVE COMPENSATION

         Our sole officer and director has received no compensation other than the stock received for services and has no employment contract with the Company.

             DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE

         Our Articles of Incorporation and our Bylaws limit the liability of directors to the maximum extent permitted by Nevada law. We carry no director or executive liability insurance.

                             PRINCIPAL SHAREHOLDERS

         The following table lists the persons who, at the date hereof, own of record or beneficially, directly or indirectly, more than 5% of the outstanding Common Stock, and all officers and directors of the Company:

                   Name of Shareholder    Shares Owned      Percent
-------------------------------------------------------------------------------
                   Charles Smith             200,000         100.00%

After offering:    Minimum                   200,000          80.00%
                   Maximum                   200,000          16.67%


                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         There are no special federal tax implications associated with this business enterprise.

                                  LEGAL MATTERS

         Certain matters relating to the legality of the Common Stock offered hereby will be passed upon for the Company by French & Hamilton, Attorneys at Law, 14651 Dallas Parkway, Suite 434, Dallas, Texas 75248.

                                     EXPERTS

         The financial statements as of April 30, 1999 and December 31, 1998, and for the four months ended April 30, 1999 and for the fiscal period from inception (May 27, 1998) to December 31, 1998, of the Company included in this Prospectus have been audited by Mark L. Cleland, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

                                 TRANSFER AGENT

         We will serve as out own transfer agent and registrar for the common stock until such time as our registration on Form SB-1 is effective and then we intend to retain Signature Transfer Company, 14675 Midway Road, Suite 221, Dallas, Texas 75244.

ASSET SERVICING CORPORATION
          (A DEVELOPMENT STAGE ENTERPRISE)

FINANCIAL STATEMENTS

April 30, 1999 and
May 27, 1998 (date of inception) to December 31, 1998


                                TABLE OF CONTENTS

                                                                     Page

Independent Auditor's Report                                          F-1

Balance Sheets                                                        F-2

Statements of Operations and Accumulated Deficit
Accumulated  During the Development Stage                             F-3

Statements of Stockholders' Equity and Accumulated Deficit            F-4

Statements of Cash Flows                                              F-5

Notes to Financial Statements                                         F-7-8

                          [MARK L. CLELAND LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Asset Servicing Corporation
Rockwall, Texas

I have audited the accompanying balance sheets of Asset Servicing Corporation (a Nevada corporation in the development stage) as of April 30, 1999 and December 31, 1998 and the related statements of operations and accumulated deficit accumulated during the development stage, stockholders' equity and accumulated deficit, and cash flows for the four month period ending April 30, 1999, and the period May 27, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, based on my audit, the financial statements referred to above present fairly, in all material respects, the financial position of Asset Servicing Corporation as of April 30,1999 and December 31, 1998, and the results of their operations and their cash flows for the four month period ended April 30, 1999, and the period May 27, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note D to the financial statements, the Company has incurred net losses since its inception which raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.



/s/ MARK L. CLELAND

Dallas, Texas
May 28, 1999

                           ASSET SERVICING CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS
                      April 30, 1999 and December 31, 1998


                                               ASSETS

                                                                 April 30, 1999       Dec 31, 1998
                                                                 --------------      --------------
        CURRENT ASSETS:
            Cash                                                 $          116      $          177
                                                                 --------------      --------------

        TOTAL ASSETS                                             $          116      $          177
                                                                 ==============      ==============




                                LIABILITIES AND STOCKHOLDERS' EQUITY


        LIABILITIES                                              $            0      $            0

        STOCKHOLDERS' EQUITY
            Common stock, $0.001 par value                                  200                 200
            Additional paid-in-capital                                    2,300               2,300
            Deficit accumulated during the development stage             (2,384)             (2,323)
                                                                 --------------      --------------
                Total Stockholders' Equity                                  116                 177
                                                                 --------------      --------------

        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $          116      $          177
                                                                 ==============      ==============









        See accompanying notes.

                         ASSET SERVICING CORPORATION
                       (A DEVELOPMENT STAGE ENTERPRISE)

                   STATEMENTS OF OPERATIONS AND ACCUMULATED
               DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE

  For The Four Month Period Ended April 30, 1999, The Period from May 27, 1998
      (date of inception) to December 31, 1998, and The Period from May 27
                     (date of inception) to April 30, 1999


                                                                                 Accumulated
                                                             May 27, 1998           Since
                                         Four Months            Through           Inception
                                        APRIL 30, 1999       Dec 31, 1998        May 27, 1998
                                        --------------      --------------      --------------
REVENUE:                                $            0      $            0      $            0

OPERATING EXPENSE:
    Labor                                            0               2,000               2,000
    Licenses and fees                                0                 290                 290
    Office expense                                  61                  33                  94
                                        --------------      --------------      --------------
        Total Operating Expense                     61               2,323               2,384

                                        --------------      --------------      --------------

NET LOSS                                $          (61)     $       (2,323)     $       (2,384)
                                        ==============      ==============      ==============


Weighted average shares outstanding            200,000             200,000             200,000
                                        ==============      ==============      ==============

LOSS PER SHARE:                         $        (0.00)     $        (0.01)     $        (0.01)
                                        ==============      ==============      ==============



        See accompanying notes.

                           ASSET SERVICING CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

           STATEMENTS OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT Period from May 27, 1998 (date of inception) to December 31, 1998


                                                                             Deficit
                                                                           Accumulated
                                                                             during
                                   Common                      Paid In     Development
                                   Shares        Amount        Capital        Stage          Total
                                  ---------     ---------     ---------     ---------      ---------
Balance,
   May 27, 1998
   (date of inception)                    0     $       0     $       0     $       0      $       0

Shares issued on
  May 29, 1998 for:
   Services $0.0125 per share       160,000           160         1,840                        2,000
   Cash $0.0125 per share            40,000            40           460                          500

Net Loss                                                                       (2,323)        (2,323)
                                  ---------     ---------     ---------     ---------      ---------
Balance
   December 31, 1998                200,000     $     200     $   2,300     $  (2,323)     $     177
                                  =========     =========     =========     =========      =========


NET LOSS                                                                          (61)           (61)
                                  ---------     ---------     ---------     ---------      ---------
BALANCE
   APRIL 30, 1999                   200,000     $     200     $   2,300     $  (2,384)     $     116
                                  =========     =========     =========     =========      =========


        See accompanying notes.

                           ASSET SERVICING CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS
  For The Four Month Period Ended April 30, 1999, The Period from May 27, 1998
      (date of inception) to December 31, 1998, and The Period from May 27
                     (date of inception) to April 30, 1999

                                                                                              Accumulated
                                                                          May 27, 1998           Since
                                                      FOUR MONTHS           Through            Inception
                                                     APRIL 30, 1999       Dec 31, 1998        May 27, 1998
                                                     --------------      --------------      --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                         $          (61)     $       (2,323)     $       (2,384)
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                Stock issued for services                        --               2,000               2,000
                                                     --------------      --------------      --------------
NET CASH (USED) BY OPERATING ACTIVITIES:                        (61)               (323)               (384)


CASH FLOWS FROM INVESTING ACTIVITIES:                             0                   0                   0


CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                          0                 500                 500

                                                     --------------      --------------      --------------

NET (DECREASE) INCREASE IN CASH:                                (61)                177                 116

CASH AT BEGINNING OF PERIOD                                     177                   0                   0
                                                     --------------      --------------      --------------

CASH AT END OF PERIOD                                $          116      $          177      $          116
                                                     ==============      ==============      ==============


        See accompanying notes.

                           ASSET SERVICING CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS
  For The Four Month Period Ended April 30, 1999, The Period from May 27, 1998
      (date of inception) to December 31, 1998, and The Period from May 27
                     (date of inception) to April 30, 1999




                           SUPPLEMENTAL DISCLOSURE OF

                   CASH FLOW AND NON-CASH INVESTING ACTIVITIES


                                                                                   Accumulated
                                                                 May 27, 1998         Since
                                              FOUR MONTHS          Through          Inception
                                             APRIL 30, 1999      Dec 31, 1998      May 27, 1998
                                             --------------     --------------     --------------
CASH FLOW INFORMATION:

    Interest Paid                            $            0     $            0     $            0
    Income Taxes Paid                                     0                  0                  0




NON-CASH FINANCING ACTIVITIES:

     Common Stock Issued For:
     Services                                $            0     $        2,000     $        2,000


        See accompanying notes.

                           ASSET SERVICING CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS
                      April 30, 1999 and December 31, 1998

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History:

The Company was organized May 27, 1998 under the name of Asset Servicing Corporation to engage in any lawful act or activity under the general corporation law of the state of Nevada. The Company's business plan outlines its plan of operations, which is to lease vehicles and equipment to businesses with a class B or class C credit rating. The Company is in the development stage and has had no income.

Basis of Accounting:

It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:

Revenue is recognized when service is performed and amounts invoiced.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share:

Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the year.

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax:

The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (AMT) system.

The Company uses an asset and liability approach for the accounting and financial reporting of income tax. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

                           ASSET SERVICING CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS
                      April 30, 1999 and December 31, 1998

NOTE B - STOCKHOLDERS' EQUITY:

Common Stock:

The Company is authorized to issue 50,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At April 30, 1999 and December 31, 1998, there were 200,000 shares outstanding.

The Company has not paid a dividend to its shareholders.

NOTE C - INCOME TAXES:

The Company has net tax operating loss carryforward of approximately $2,384 that is available to offset its future income tax liability. The net operating loss carryforward expire as follows:

         Year 2013           $2,323
         Year 2119               61

No deferred tax asset has been recognized for the operating loss, as any valuation allowance would reduce the benefit to zero.

NOTE D - GOING CONCERN:

The Company has minimal capital resources available to meet obligations expected to be incurred given that it is a start up enterprise. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's business plan of operations, selling common stock in the Company, or obtaining financing. Unless these conditions among others are met, the Company may be unable to continue as a going concern.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

       The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.


            TABLE OF CONTENTS

Prospectus Summary                                                     3
Corporate Information                                                  3
Use of Proceeds                                                        4
Summary Financial Data                                                 4
Risk Factors                                                           4
Plan of Distribution                                                   5
Dividend Policy                                                        6
Capitalization                                                         6
Dilution                                                               6
Selected Financial Data                                                8
Description of Common Stock                                            8
Legal Proceedings                                                      9
Management's Discussion and Analysis of Financial Condition            9
Year 2000 Issue                                                        9
Management of the Company                                              9
Director and Executive Compensation                                    10
Director's and Officers' Indemnification and Insurance                 10
Principal Shareholders                                                 10
Certain Federal Income Tax Considerations                              10
Legal Matters                                                          10
Experts                                                                11
Transfer Agent                                                         11
Financial Statements                                                   F-1



         Until termination of this offering, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.          Indemnification of Directors and Officers

If applicable, the Broker-Dealer Selling Agreement will provide for indemnification of the Company, and its officers, directors and employees against certain liabilities. **If applicable.

Item 14.          Other Expenses of Issuance and Distribution

All expenses. including all allocated general administrative and overhead expenses. related to the offering or the organization of the Company will be borne by the Company. The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                             Minimum         Maximum
                                            ----------      ----------
   SEC Registration Fee                     $     278       $      278
   Printing and Engraving Expenses              5,000           21,000
   Legal Fees and Expenses                      5,000           21,000
   Escrow Fees                                    -0-              -0-
   Marketing and Due Diligence Expenses         4,000           80,000
   Accounting Fees and Expenses                 1,000            1,000
   Blue Sky Fees and Expenses                   3,850            3,850
   Miscellaneous                                  -0-              -0-
                                            ---------       ----------
             TOTAL                          $ 14,128        $  109,128


Item 15.        Recent Sales of Unregistered Securities

        The Company sold to its founder 200,000 shares of common stock which was issued to him for $2,500, composed of $1,000 cash and $1,500 of his services.

 Item 16.       Exhibits

                The following Exhibits are filed as part of the Registration
Statement:

Exhibit No.                   Identification of Exhibit

  3.1    -      Articles of Incorporation

  3.2    -      By Laws

  4.2*   -      Specimen Stock Certificate

 10.4*   -      Subscription Escrow Agreement

 10.5**  -      Form of Broker-Dealer Selling Agreement

 10.6*   -      Form of Subscription Agreement

 23.1*   -      Consent of French & Hamilton, Attorneys at Law

 23 2    -      Consent of Mark L. Cleland, Certified Public Accountant

*   To be filed by amendment by Registrant

** To be filed by amendment by Registrant if broker dealers are engaged to sell

Item 17.        Undertakings

                The Registrant hereby undertakes to:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and

                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

Pursuant to the requirements of die Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockwall, State of Texas, on the 9th day of June, 1999.

                                         ASSET SERVICING CORPORATION


                                         By:/s/ CHARLES SMITH
                                            ------------------------------
                                            Charles Smith, President

Pursuant to the requirements of die Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                       Title                          Date
----------------------------    ----------------------------   ---------------

                                President, Secretary,
     /s/ CHARLES SMITH          Treasurer; Director            June 9, 1999
----------------------------

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                 DESCRIPTION
-------                -----------
  3.1    -      Articles of Incorporation

  3.2    -      By Laws

  4.2*   -      Specimen Stock Certificate

 10.4*   -      Subscription Escrow Agreement

 10.5**  -      Form of Broker-Dealer Selling Agreement

 10.6*   -      Form of Subscription Agreement

 23.1*   -      Consent of French & Hamilton, Attorneys at Law

 23 2    -      Consent of Mark L. Cleland, Certified Public Accountant

*  To be filed by amendment by Registrant

** To be filed by amendment by Registrant if broker dealers are engaged to sell